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                                                                 Exhibit (a)(13)

                       ADDENDUM FOR EMPLOYEES IN DENMARK
                       ---------------------------------

     Pursuant to the terms and conditions of the Offer to exchange made by Electronics for Imaging, Inc. dated September 17, 2001, you are being provided with an opportunity to tender certain options previously granted to you in exchange for New Options to be granted on or promptly after the first trading day that is at least six months and one day after tendered options are accepted for exchange and cancelled.

Tax Information

     This summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. To the extent that your Eligible Options were granted under the tax laws in effect prior to January 1, 2001, you may have already paid tax or be required to pay tax on your Eligible Options. In addition, the surrender of your Eligible Options in accordance with the Offer will be viewed as an exercise that will trigger additional tax liability on the value of the New Options granted to you calculated in accordance with the statutory formula. It is our understanding that the amount of any taxes paid or payable on account of the Eligible Options would not be recoverable and could not be credited against any future tax you will be required to pay in connection with any New Options granted to you pursuant to the terms of the Offer; however, the tax payable on account of the surrendered Eligible Option may result in a reduction of the tax payable on the exercise of the replacement options and the sale of shares acquired upon the exercise of the New Options.